SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 9, 2017

COLUMBIA BANKING SYSTEM, INC.

(Exact name of registrant as specified in its charter)

Washington

(State or other jurisdiction

of incorporation)

0-20288	91-1422237
(Commission File Number)	IRS Employer Identification No.

1301 A Street

Tacoma, WA 98402

(Address of principal executive offices) (zip code)

Registrant’s telephone number, including area code: (253) 305-1900

(Former Name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act of (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act of (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

The Merger Agreement

On January 9, 2017, Columbia Banking System, Inc., a Washington corporation, (“Columbia”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pacific Continental Corporation, an Oregon corporation (“Pacific Continental”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, an Oregon corporation and a wholly owned subsidiary of Columbia (“Merger Sub”), will merge with and into Pacific Continental (the “First Merger”), with Pacific Continental continuing as the surviving corporation (the “Surviving Corporation”). Immediately following the First Merger and as a part of a single integrated transaction, the Surviving Corporation will merge with and into Columbia (the “Subsequent Merger”), with Columbia as the surviving entity. Immediately following the Subsequent Merger, Pacific Continental Bank, an Oregon state-chartered bank and wholly-owned subsidiary of Pacific Continental will merge with and into Columbia State Bank, a Washington state-chartered bank and wholly-owned subsidiary of Columbia (“Columbia Bank”), with Columbia Bank as the surviving bank (the “Bank Merger,” and together with the First Merger and the Subsequent Merger, the “Mergers”). The Merger Agreement was adopted by the board of directors of Columbia (the “Columbia Board”) and the board of directors of Pacific Continental (the “Pacific Continental Board”).

Subject to the terms and conditions of the Merger Agreement, at the date and time when the First Merger becomes effective (the “Effective Time”), the Pacific Continental shareholders will have the right to receive, in respect of each share of common stock of Pacific Continental (“Pacific Continental Common Stock”), a number of common shares of Columbia (“Columbia Common Stock”) equal to the Exchange Ratio (as defined below), subject to any adjustments set forth in the Merger Agreement (the “Merger Consideration”). “Exchange Ratio” means the following: (i) if the average daily closing price of Columbia Common Stock on Nasdaq (the “Columbia Average Closing Price”) for the twenty (20) consecutive trading days prior to the fifth (5th) business day immediately prior to the closing date (the “Determination Period”) is greater than or equal to $27.76 and less than or equal to $37.56, then the Exchange Ratio will be 0.6430; (ii) if the Columbia Average Closing Price for the Determination Period is greater than $37.56, and the Columbia Average Closing Price for the Determination Period outperforms the Keefe, Bruyette & Woods Regional Banking Index by greater than fifteen percent (15%), then the Exchange Ratio will be the quotient, rounded to the nearest ten-thousandth, obtained by dividing (A) $24.151 by (B) the Columbia Average Closing Price for the Determination Period; (iii) if the Columbia Average Closing Price for the Determination Period is greater than $37.56, and the Columbia Average Closing Price for the Determination Period does not outperform the Keefe, Bruyette & Woods Regional Banking Index by greater than fifteen percent (15%), then the Exchange Ratio will be 0.6430; (iv) if the Columbia Average Closing Price for the Determination Period is less than $27.76, and the Columbia Average Closing Price for the Determination Period underperforms the Keefe, Bruyette & Woods Regional Banking Index by greater than fifteen percent (15%), then the Exchange Ratio will be (A) the quotient, rounded to the nearest ten-thousandth, obtained by dividing $17.850 by the Columbia Average Closing Price for the Determination Period if Columbia does not choose to adjust the Merger Consideration in accordance with the Merger Agreement, or (B) 0.6430 if Columbia does choose to adjust the Merger Consideration as set forth in the Merger Agreement and described below; and (v) if the Columbia Average Closing Price for the Determination Period is less than $27.76, and the Columbia Average Closing Price for the Determination Period does not underperform the Keefe, Bruyette & Woods Regional Banking Index by greater than fifteen percent (15%), then the Exchange Ratio will be 0.6430. In connection with clause (iv) above, if Columbia chooses to adjust the Merger Consideration, which it may do in its sole discretion, the Merger Consideration will include an amount in cash equal to (A) $17.850 minus (B) (x) 0.6430 multiplied by (y) the Columbia Average Closing Price for the Determination Period, and the Exchange Ratio will be 0.6430.

The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written consent of the parties; (ii) by either party in the event that any required regulatory approval is not obtained; (iii) by either party in the event that, under certain circumstances, the First Merger will not have been consummated by November 9, 2017 which may be extended to January 9, 2018 in certain circumstances; (iv) by either party in the event of a breach by the other party of any covenant or agreement or any representation or warranty that would result in the failure of certain conditions to the Merger Agreement; (v) by either party if the requisite Columbia shareholder approval or Pacific Continental shareholder approval is not obtained; (vi) by Columbia in the event Pacific Continental fails to recommend approval of the Merger Agreement to its shareholders; (vii) by Pacific Continental, prior to Pacific Continental shareholder approval, to enter into a superior proposal; and (viii) by either party in the event the Columbia Average Closing Price for the Determination Period is less than $26.13; provided, however, if Columbia exercises its termination right described in clause (viii), Pacific Continental will have the option of reinstating the First Merger by adjusting the Exchange Ratio to 0.6430 and adding to the per share Merger Consideration an amount in cash equal to $1.048.

The Merger Agreement provides that at the Effective Time, all outstanding restricted stock units of Pacific Continental (“Pacific Continental Restricted Stock Units”), whether vested or unvested, will automatically and without any action on the part of the holders thereof, be cancelled and will only entitle the holders of such Pacific Continental Restricted Stock Units to receive (without interest), an amount in cash equal to (i) the number of shares of Pacific Continental Common Stock subject to such Pacific Continental Restricted Stock Units immediately prior to the Effective Time multiplied by (ii) (A) the Exchange Ratio multiplied by (B) the Columbia Average Closing Price for the Determination Period (the “Equity Award Cashout Price”), less applicable taxes required to be withheld with respect to such payment. The Merger Agreement provides that at the Effective Time, any vesting conditions applicable to any Pacific Continental outstanding restricted stock awards will automatically and without any action on the part of the holders thereof, accelerate in full and will be converted into, and become exchangeable for, the Merger Consideration (less applicable taxes required to be withheld with respect to such vesting). The Merger Agreement provides that at the Effective Time, all outstanding stock options of Pacific Continental (“Pacific Continental Stock Options”), whether vested or unvested, will automatically and without any action on the part of the holders thereof, be cancelled and will only entitle the holders of such Pacific Continental Stock Options to receive (without interest), an amount in cash equal to the product of (i) the number of shares of Pacific Continental Common Stock subject to such Pacific Continental Stock Options immediately prior to the Effective Time, multiplied by (ii) the excess, if any of (A) the Equity Award Cashout Price over (B) the exercise price per share of Pacific Continental Common Stock of such Pacific Continental Stock Options less applicable taxes required to be withheld with respect to such payment. The Merger Agreement provides that at the Effective Time, all stock appreciation rights of Pacific Continental (“Pacific Continental Stock Appreciation Rights”), whether cash-settled or stock-settled, vested or unvested, will automatically and without any action on the part of the holders thereof, be cancelled and will only entitle the holders of such Pacific Continental Stock Appreciation Rights to receive (without interest) an amount in cash equal to the product of (i) the number of shares of Pacific Continental Common Stock subject to such Pacific Continental Stock Appreciation Rights immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Equity Award Cashout Price over (B) the reference price per share of Pacific Continental Common Stock of such Pacific Continental Stock Appreciation Right less applicable taxes required to be withheld with respect to such payment.

Consummation of the First Merger is subject to customary conditions, including, among others, approval by the Pacific Continental shareholders and the Columbia shareholders and receipt of required regulatory approvals.

Upon consummation of the First Merger, the Columbia Board will consist of the directors serving on the Columbia Board prior to the Effective Time plus one community-based independent director from the Pacific Continental Board recommended by Columbia’s Nominating and Corporate Governance Committee.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Columbia, Pacific Continental, their respective affiliates or their respective businesses, the Merger Agreement and the Mergers that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a Joint Proxy Statement of Pacific Continental and Columbia and a Prospectus of Columbia, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Columbia and Pacific Continental make with the Securities and Exchange Commission (the “SEC”).

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Pacific Continental, Columbia or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Pacific Continental’s and Columbia’s public disclosures.

Additional Agreements

Concurrently with the execution of the Merger Agreement, the directors of Pacific Continental have entered into a Voting and Non-Competition Agreement with Columbia pursuant to which such directors have agreed, among other things, to vote their shares of Pacific Continental Common Stock in favor of the Merger Agreement and the transactions contemplated thereby, and to become subject to certain transfer, non-competition and non-solicitation restrictions. In addition, concurrently with the execution of the Merger Agreement, the directors of Columbia have entered into a Voting Agreement with Pacific Continental, pursuant to which such directors have agreed, among other things, to vote their shares of Columbia Common Stock in favor of approval of the issuance of Columbia Common Stock pursuant to the Merger Agreement and to become subject to certain transfer restrictions. The foregoing summary of the agreements described above does not purport to be complete and is qualified in its entirety by the text of such agreements, which are attached as Exhibit 99.1 (Form of Voting and Non-Competition Agreement by and among Columbia and the members of the Pacific Continental Board dated January 9, 2017) and Exhibit 99.2 (Form of Voting Agreement by and among Pacific Continental, and the members of the Columbia Board, dated January 9, 2017) hereto and are incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure

On January 9, 2017, Columbia and Pacific Continental issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On January 10, 2017, Columbia intends to hold a joint investor conference call with Pacific Continental regarding the Mergers. On the call, Columbia, along with Pacific Continental, intends to discuss certain financial and other information relating to the Mergers and the Merger Agreement. Slides that will be made available in connection with the conference call are attached hereto as Exhibit 99.4 and are incorporated into this Item 7.01 by reference.

The information in this Item 7.01 and Exhibits 99.3 and 99.4 is furnished and will not be deemed “filed” for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, nor will it be deemed incorporated by reference in any filing under the U.S. Securities Act of 1933, as amended, except as will be expressly set forth by specific reference in such document or filing.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Columbia’s or Pacific Continental’s performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and neither Columbia nor Pacific Continental assumes any duty to update forward looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Columbia and Pacific Continental, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the Mergers do not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Columbia’s share price before closing, including as a result of the financial performance of Pacific Continental prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Columbia and Pacific Continental operate; (iv) the ability to promptly and effectively integrate the businesses of Columbia and Pacific Continental; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; and (viii) other risks that are described in Columbia’s and Pacific Continental’s public filings with the SEC. For more information, see the risk factors described in each of Columbia’s and Pacific Continental’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

Additional Information about the Mergers and Where to Find It

Shareholders are urged to carefully review and consider each of Columbia’s and Pacific Continental’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with the proposed transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Continental and a Prospectus of Columbia, as well as other relevant documents concerning the proposed transaction. Shareholders of Columbia and Pacific Continental are urged to carefully read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the transaction in their entirety when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of each institution seeking any required shareholder approvals. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s Website at http://www.sec.gov. PACIFIC CONTINENTAL AND COLUMBIA SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BEFORE VOTING ON THE TRANSACTION.

Investors will also be able to obtain these documents, free of charge, from Pacific Continental by accessing Pacific Continental’s website at www.therightbank.com under the link “Investor Relations” or from Columbia at www.columbiabank.com under the tab “About” and then under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to Columbia, Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98401-2156 or to Pacific Continental, Attention: Corporate Secretary, 111 West Seventh Avenue, P.O. Box 10727, Eugene Oregon 97440-2727.

Participants in Solicitation

Columbia and Pacific Continental and their directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Pacific Continental or Columbia in connection with the First Merger. Information about the directors and executive officers of Columbia and their ownership of Columbia Common Stock is set forth in the proxy statement for Columbia’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 16, 2016. Information about the directors and executive officers of Pacific Continental and their ownership of Pacific Continental Common Stock is set forth in the proxy statement for Pacific Continental’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the First Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of January 9, 2017, by and between Columbia Banking System, Inc. and Pacific Continental Corporation.*

99.1	Form of Voting and Non-Competition Agreement by and among Columbia Banking System, Inc., and the members of the board of directors of Pacific Continental Corporation, dated January 9, 2017.

99.2	Form of Voting Agreement by and among Pacific Continental Corporation, and the members of the board of directors of Columbia Banking System, Inc., dated January 9, 2017.

99.3	Joint Press Release issued January 9, 2017.

99.4	Slide Presentation to be made available in connection with investor conference call held on January 10, 2017.

*	The disclosure schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Columbia agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 10, 2017	Columbia Banking System, Inc.

	By:	/s/ Melanie J. Dressel
Melanie J. Dressel
President and Chief Executive Officer

EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated as of January 9, 2017 by and between Columbia Banking System. Inc. and Pacific Continental Corporation.*

99.1	Form of Voting and Non-Competition Agreement by and among Columbia Banking System, Inc., and the members of the board of directors of Pacific Continental Corporation, dated January 9, 2017.

99.2	Form of Voting Agreement by and among Pacific Continental Corporation, and the members of the board of directors of Columbia Banking System, Inc., dated January 9, 2017.

99.3	Joint Press Release issued January 9, 2017.

99.4	Slide Presentation to be made available in connection with investor conference call held on January 10, 2017.

*	The disclosure schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Columbia agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.